

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2015

Via E-mail
Mr. Adam S. Winger
Vice President and General Counsel
American CareSource Holdings, Inc.
1170 Peachtree Street, Suite 2350
Atlanta, Georgia 30309

Re: **American CareSource Holdings, Inc.**
        Form PRE 14A
        Filed March 25, 2015
        File No. 001-33094

Dear Mr. Winger:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please revise to disclose the reasons for and effect of your Item 3 proposal. Include in your revised disclosure, the extent to which this proposal is intended to retroactively approve actions taken under the old plan. In this regard, we note footnote 3 to your table on page 29.

2. Please revise your table on page 29 to provide the disclosure required by Item 10(b)(2) of Schedule 14A for the securities awarded outside of the approved 2009 compensation plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director